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EXHIBIT 99.4

TODHUNTER INTERNATIONAL, INC.
SHARES OF COMMON STOCK
OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO HOLDERS OF RECORD OF
COMMON STOCK OF TODHUNTER INTERNATIONAL, INC.

[                        ], 2005

Dear Shareholder:

        This notice is being distributed by Todhunter International, Inc., a Delaware corporation (the "Company") to all holders of record of shares of its common stock, par value $0.01 per share ("Common Stock"), at the close of business on [                        ], 2005 (the "Record Date"), in connection with a distribution in a rights offering (the "Rights Offering") of subscription rights (the "Rights") to subscribe for and purchase shares of its Common Stock. The Rights are described in detail in the Company's Prospectus dated                        , 2005 (the "Prospectus"), which is attached.

        In the Rights Offering, the Company is offering shares of its Common Stock (the "Underlying Shares"), as described in the Prospectus. The Rights will expire, if not exercised, at 5:00 p.m., Eastern time, on                        , 2005 (the "Expiration Time") unless the Company extends the Rights Offering. The Company reserves the right to extend the Rights Offering at its discretion for a period not to exceed 30 days beyond [                        ], 2005, in which event, the term "Expiration Time" will mean the latest date and time to which the Rights Offering has been extended. In addition, if the commencement of the Rights Offering is delayed, the Expiration Time of the Rights Offering will be similarly delayed. The Company may, in its sole discretion, terminate the Rights Offering at any time prior to the Expiration Time.

        As described in the accompanying Prospectus, for each five shares of our common stock you own as of the Record Date, you will receive one Right. Each Right will entitle you to subscribe for one share of the Common Stock (the "Basic Subscription Right") at a subscription price of [$            ] per share (the "Subscription Price").

        In addition, each rightsholder who exercises his or her Basic Subscription Right in full will be eligible to subscribe (the "Oversubscription Right") at the Subscription Price for shares of Common Stock that are not otherwise purchased pursuant to the exercise of Rights under the Basic Subscription Right (the "Excess Shares"), subject to availability and proration as described below.

        Each rightsholder may exercise his or her Oversubscription Right only if he or she exercised his or her Basic Subscription Right in full and all other holders of subscription Rights do not exercise their Basic Subscription Rights in full. If not all shares are subscribed for by the exercise of Basic Subscription Rights, then the following procedures will apply for the Oversubscription Rights. If the total number of shares subscribed for upon the exercise of Oversubscription Rights by all oversubscribing rightsholders is less than or equal to the total number of shares remaining available under the rights offering, then all oversubscribing rightsholders would receive the full number of shares for which they oversubscribed. If the total number of shares subscribed for upon the exercise of Oversubscription Rights by all oversubscribing rightsholders is greater than the total number of shares remaining available under the Rights Offering, then the number of shares oversubscribing rightsholders would receive is subject to proration. We will allocate the remaining shares of our common stock pro rata, after eliminating all fractional shares, among those oversubscribing rightsholders. "Pro rata" means in proportion to the number of shares of Common Stock subscribed for upon the exercise of Basic Subscription Rights by each oversubscribing rightsholder compared to the total number of shares of Common Stock subscribed for upon the exercise of Basic Subscription Rights by all oversubscribing rightsholders prior to the Expiration Time. In the event that such pro rata calculation would result in fractional shares for one or more oversubscribing rightsholder, we will round down to the nearest whole share number the number of shares available to such oversubscribing rightsholders.

        The Rights will not be evidenced by a certificate, and will be null and void and cease to have value at or after the Expiration Time.

        Enclosed are copies of the following documents:

  1.
  The Prospectus;

  2.
  A Subscription Rights Exercise Notice;

  3.
  Instructions for Use of Todhunter Subscription Rights Exercise Notice (including a Notice of Guaranteed Delivery for Subscription Rights Exercise Notice); and

  4.
  A return envelope addressed to Continental Stock Transfer & Trust Company, the Subscription Agent.

        Your prompt action is requested. To exercise the Rights, you should properly complete and sign the Subscription Rights Exercise Notice and forward it, with payment of the Subscription Price in full for each share subscribed for pursuant to your Basic Subscription Right and Oversubscription Right, to the Subscription Agent, as indicated in the Prospectus. The Subscription Agent must receive the Subscription Rights Exercise Notice with payment of the Subscription Price, including final clearance of any checks, prior to the Expiration Time.

        You cannot revoke the exercise of your rights. Rights not exercised prior to the Expiration Time will expire.

        Additional copies of the enclosed materials may be obtained from Ezra Shashoua, our Executive Vice President and Chief Financial Officer, by calling (561) 655-8977.

Very truly yours,

TODHUNTER INTERNATIONAL, INC.

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TODHUNTER INTERNATIONAL, INC. SHARES OF COMMON STOCK OFFERED PURSUANT TO RIGHTS DISTRIBUTED TO HOLDERS OF RECORD OF COMMON STOCK OF TODHUNTER INTERNATIONAL, INC. [ ], 2005